

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Manavendra Sial
Senior Vice President and Chief Financial Officer
Fluence Energy, Inc.
4601 Fairfax Drive , Suite 600
Arlington , Virginia

> **Re: Fluence Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **File No. 1-40978**

Dear Manavendra Sial:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing